Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of September 30, 2010 and for the nine months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2009 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

Nine months Ended September 30,

(in thousands of U.S. Dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)

	2010	2009
Statement of Income Data:
Revenues:
Products	17,464	15,101
Services	36,114	33,354
Total Revenues	53,578	48,455
Cost of revenues:
Products	9,578	7,974
Services	23,125	19,190
Amortization of intangible assets	738	738
Total Cost of Revenues	33,441	27,902
Gross profit	20,137	20,553
Operating Expenses:
Research and development, net	1,779	2,113
Selling, general and administrative expenses	5,420	4,461
General and administrative	6,295	6,777
Amortization of intangible assets	1,319	1,489
Impairment of intangible asset	-	2,959
Other income, net	14,813	17,799
Total operating income	5,324	2,754
Financial expenses, net	1,516	1,574
Other income (expenses)	23	15
Income (loss) before tax on income	3,785	1,165
Taxes on income	1,323	79
Income (loss) after taxes on income	2,462	1,086
Equity in losses of affiliate	836	382
Net income	1,626	704
Net income attributable to non-controlling interest	836	2,429
Net income (loss) attributable to Pointer Telocation Ltd. Shareholders	790	(1,725)
Basic net earning (loss) per share attributable to Pointer Telocation Ltd. shareholders	0.17	(0.36)
Diluted net earnings (loss) per share attributable to Pointer Telocation Ltd. shareholders	0.15	(0.38)
Basic weighted average number of shares outstanding (in thousands)	4,766	4,753
Diluted weighted average number of shares outstanding (in thousands)	4,830	4,756

Nine Months Ended September 30, 2010 Compared with Nine Months Ended September 30, 2009

Revenues.  Revenues increased by $5.1 million or 10.5%, from $48.4 million in the nine months ending September 30 2009 to $53.6 million in the nine months ending September 30, 2010.

The revenues from the sale of our products increased by $2.4 million, or 15.6%, from $15.1 million in the nine months ending September 30, 2009 to $17.5 million in the nine months ending September 30, 2010. This increase is primarily attributable to an increase in the sales of our operations conducted through the Cellocator segment of our business.

The revenues from our services increased by $2.8 million, or 8.3%, from $33.3 million in the nine months ending September 30, 2009 to $36.1 million in the nine months ending September 30, 2010. Approximately $1.5 million is attributable to the NIS revaluation against the U.S dollar by 6% during the period.

Revenues from our services in the nine months ending September 30, 2010 accounted for 67% of our total revenues as compared with 69% in the nine months ending September 30, 2009. This change is primarily attributable to price erosion in our operations in Israel, which affected a reduction in revenues from sales in our Israeli activities.

Our international revenues in the nine months ending September 30, 2010 accounted for 26% of total revenues compared to 23% in the nine months ending September 30, 2009. The increase in international sales is primarily attributable to an increase in the sales of the Cellocator segment in the nine months ending September 30, 2010.  Sales to Latin America increased from $0.3 million in the nine months ending September 30, 2009 to $1 million in the nine months ending September 30, 2010. Sales to Europe decreased from $5.4 million in the nine months ending September 30, 2009 to $4.3 million in the nine months ending September 30, 2010.

Cost of Revenues. Our cost of revenues increased by $5.5 million to $33.4 million for the nine months ending September 30, 2010 as compared to $27.9 million for the same period in 2009. This increase of $5.5 million is associated with an increase of $1.6 million in the cost of products due to increased sales of our Cellocator segment, and an increase of $3.9 million attributable to increased cost of services.

Gross Profit. Our gross profit was $20.1 million in the nine months ending September 30, 2010, which is approximately the same as in the nine months ending September 30, 2009. As a percentage of total revenues gross profit accounted for 37% in the nine months ending September 30, 2010 compared to 42% in the nine months ending September 30, 2009. Our gross margin on products sales in the nine months ending September 30, 2010 was 45% compared to 47% in the nine months ending September 30, 2009 due to a reduction in the prices of products in the Cellocator segment in the nine month ended September 30, 2010. Gross margins in services were approximately 36% in the nine months ending September 30, 2010 as compared to 42% in the nine months ending September 30, 2009. Gross margins decreased mainly as a result of the price erosion in the Israeli market.

Research and Development Costs. Research and development expenses decreased by $0.3 million from $2.1 million in the nine months ending September 30, 2010 to $1.8 million in the nine months ending September 30, 2009.

Selling and Marketing Expenses. Selling and marketing costs increased by $1 million to $5.4 million in the nine months ending September 30, 2010 from $4.4 million in the nine months ending September 30, 2009. The increase is due to the increase in sales and marketing efforts in Israel and as well as the costs associated with our expansion into new territories.

General and Administrative Expenses. General and administrative expenses decreased by $0.5 million to $6.3 million in the nine months ending September 30, 2010 from $6.8 million in the nine months ending September 30, 2009. The decrease resulted mainly due to salary cost reduction and a decrease in bad-debt expenses.

Amortization of intangible assets and Impairment of long lived assets. Amortization of intangible assets and impairment of long lived assets decreased by $3.1 million from $5.2 million in the nine months ending September 30, 2009 to $2 million in the nine months ending September 30, 2010. The amortization of intangible assets includes amortization of intangible assets related to our acquisitions. The amount of $5.2 million in amortization in the nine months ending September 30, 2009 includes a one-time impairment of $3 million in connection with the decrease in activity of former Cellocator customers that necessitated impairing intangible assets.

Operating Profit. As a result of the foregoing, we recorded in the nine months ending September 30, 2010 a $5.3 million operating profit, compared to an operating profit of $2.7 million in the nine months ending September 30, 2009. The increase is attributable to the impairment in the amount of $3 million of intangible assets related to the acquisition of Cellocator in 2007.

Financial Expenses (Net). Financial expenses decreased from $1.6 million in the nine months ending September 30, 2009 to $1.5 million in the nine months ending September 30, 2010.

Taxes on income.  Taxes on income were $1.3 million in the nine months ending September 30, 2010, as compared with no tax expenses in the nine months ending September 30, 2009. The effective tax rate for the nine-months ended September 30, 2010 was 44.9% as compared to 6.8% for the nine months ended September 30, 2009. The effective tax rate for the nine months ended September 30, 2010 was impacted mainly due to a valuation allowance against deferred tax assets. The effective tax rate for the nine months ended September 30, 2009 was impacted due to tax revenue from the decrease in the future tax rate in Israel, which was partially offset by establishing valuation allowances against net deferred tax assets.

Equity in losses of our Brazilian affiliate. In the nine months ending September 30, 2010, we recorded equity in losses of the Brazilian affiliate, Pointer do Brazil S.A., in the amount of $0.8 million compared to $0.4 million in the nine months ending September 30, 2009. The increase is due to our increased investment in the Brazilian market.

Net Income. We recorded net income of $1.6 million in the nine months ending September 30, 2010 and $0.7 million in the nine months ending September 30, 2009.

Net Income attributable to non-controlling interests.  We recorded net income attributable to non-controlling interests in the amount of $0.8 million in the nine months ending September 30, 2010, compared to $2.4 million the nine months ending September 30, 2009.

Net Income (Loss) attributable to Pointer shareholders. In the nine months ending September 30, 2010, we recorded a net income of $0.8 million, compared to a net loss of $1.7 million in the nine months ending September 30, 2009.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets were mainly impacted by the fluctuations of exchange rates between the U.S. dollar and the New Israeli Shekel (“NIS”), and to a lesser extent between the U.S. dollar and the Argentine Peso, the Mexican Peso, the Euro and the Brazilian Real.

During the nine months ended September 30, 2010, the exchange rate of the U.S. Dollar in relation to the NIS decreased by 2.9% and the Israeli Consumer Price Index (“CPI”) increased by 1.9% (during the nine months ended September 30, 2009 there was a decrease of 1.2% in the exchange rate of the U.S. Dollar in relation to the NIS and an increase of 3.4% in the CPI).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our U.S. Dollar costs will increase if inflation in Israel exceeds the revaluation of the NIS against the U.S. Dollar.

Regarding our operations in Argentina and the fact that most of PLA's revenues are not denominated in U.S. Dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between the U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of PLA and as a consequence, on the results of our operations. From January 1, 2010 to September 30, 2010, the value of the Argentinean Peso increased by approximately 4% against the U.S. dollar. From January 1, 2010 until November 24, 2010 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 3.72 and 3.99 Pesos to the Dollar.

The fluctuations of the Mexican Peso are not material to our business.

We are engaged from time to time in hedging expenses relating to foreign currency exchange rate and other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. In the nine months ended September 30, 2009 and the nine months ended September 30, 2010 we entered into a foreign currency hedging transaction to manage risk related to salary expenses. We may in the future undertake, such transactions if management determines that such is necessary to offset such risks.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2010, we had a negative working capital of $13.4 million, our current assets to current liabilities ratio was 0.64 and we had cash and cash equivalents of $1.7 million and an unused credit facility of $2.6 million. We believe that we have access to sufficient capital to meet the Company's requirements for at least the next twelve months.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of Pointer and Shagrir.  As of September 30, 2010 we are with compliance with the financial covenants of our credit facilities.

In the nine months ended September 30, 2010, net cash provided by our continuing operating activities amounted to $3.5 million as compared to net cash provided from continuing operating activities of $7.4 million in the nine months ended September 30, 2009. The decrease was primarily attributable to an increase in trade receivables and inventories which was offset by a decrease in trade payables.

In the nine months ended September 30, 2010, net cash used in our continuing investing activities was $3.4 million as compared to $2 million in the nine months ended September 30, 2009. The increase was primarily attributable to our investment in an affiliate and an increase in purchases of property and equipment.

In the nine months ended September 30, 2010, net cash used in financing activities was $2 million as compared to $4.9 million in the nine months ended September 30, 2009. The decrease was primarily attributable to repayment of a long-term loan from shareholders offset by receipt of long-term loans from banks.